SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of April 18, 2012 by:

(i)	each director of Golden Queen;
(ii)	each of the Named Executive Officers of Golden Queen; and
(iii)	all directors and executive officers as a group.

Except as noted below, Golden Queen believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned[1]	Percentage of Shares Beneficially Owned[1]
H. LUTZ KLINGMANN, Director, President, CEO, Secretary West Vancouver, BC	855,900	0.86%
CHESTER SHYNKARYK, Director Delta, BC	495,000	0.5%
GORDON C. GUTRATH, Director Vancouver, BC	370,200	0.37%
EDWARD G. THOMPSON, Director Toronto, ON	802,500	0.8%
THOMAS M. CLAY, Director Peterborough, NH	15,961,251[2][3][4]	16%
G. ROSS McDONALD, CFO North Vancouver, BC	Nil	0%
All officers and directors (6) persons	18,484,851	18.53%

[1]

These amounts include beneficial ownership of securities not currently outstanding but which are reserved for immediate issuance on exercise of options. In particular, these amounts include shares issuable upon exercise of options as follows: 500,000 shares issuable to Lutz Klingmann, 400,000 shares issuable to Chester Shynkaryk, 200,000 shares issuable to Gordon Gutrath; 350,000 shares issuable to Edward Thompson; and 300,000 shares issuable to Thomas M. Clay.

[2]	Landon T. Clay and Thomas M. Clay have shared voting and investment control of 3,524,268 shares.
[3]	Landon T. Clay, Thomas M. Clay, Harris Clay, and Jonathan C. Clay have shared voting and investment control of 807,250 shares.
[4]	Thomas M. Clay and Harris Clay have shared voting and investment control of 10,160,510 shares.